(Formerly Arco Resources Corp.)

Management’s Discussion and Analysis

Six Months Ended October 31, 2018

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Six Months Ended October 31, 2018

The following management's discussion and analysis ("MD&A") is intended to help the reader understand Cannex Capital Holdings Inc.’s ("Cannex" or the "Company") financial statements. The information provided herein should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the six months ended October 31, 2018 and the audited consolidated financial statements and notes for the period ended April 30, 2018. All amounts are stated in United States dollars ("$") unless otherwise indicated; amounts denominated in Canadian dollars are indicated by "C$". The effective date of this report is December 31, 2018.

The Company’s unaudited condensed consolidated interim financial statements for the period ended October 31, 2018 have been prepared in accordance with IAS 34 – Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements. See the "Forward-Looking Statements" section of the report.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board of directors and the audit committee meet with management on a quarterly basis to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Description of Business and Overview

Cannex, through its wholly owned subsidiaries, provides a range of comprehensive and flexible growth options for licensed cannabis cultivators, processors and dispensaries in the United States, including provision of: (1) turn-key real estate with operational infrastructure; (2) cannabis growing-related consulting services; (3) purchasing agent services; and (4) sales of packaging and other non-cannabis product inputs, such as soil, indoor lighting and packaging. The Company has operations in Washington State and a corporate head office in Vancouver, BC, Canada.

Cannex was formed by an amalgamation (the "Amalgamation") under the laws of British Columbia on March 13, 2018 and its common shares are listed on the Canadian Securities Exchange ("CSE") under the symbol "CNNX" and on the OTCQX market under "CNXXF". The Company is a reporting issuer in the provinces of British Columbia, Alberta and Ontario, and the head office of the Company is in Vancouver, BC, Canada.

The Amalgamation constituted a reverse takeover of Arco Resources Corp. by Cannex Capital Group Inc. ("Cannex Group") following which the Company, through its wholly-owned subsidiary Cannex Holdings (Nevada) Inc., acquired 100% of the membership interests of BrightLeaf Development LLC ("BrightLeaf") a limited liability company organized under the laws of the state of Washington. BrightLeaf, through subsidiaries, holds real estate assets, leasehold improvements, brands and other intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), a Washington State licensed cannabis producer and processor and 7Point Holdings LLC, another Washington State licensed cannabis producer and processor.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Six Months Ended October 31, 2018

Change of Year End

Cannex Group had a September 30 year end but, in conjunction with the Amalgamation, was required to change its year end to April 30. This change resulted in the current October 31, 2018 statements of comprehensive income (loss), equity and cash flow being misaligned to the comparative statements which are for the six-month period ended September 30, 2017.

Corporate Developments

  In December 2018, the Company entered into a binding letter agreement to acquire the membership interests of 4Front Holdings LLC, an U.S.-based cannabis company which owns, manages, controls, or services cannabis licenses in Illinois, Massachusetts, Pennsylvania, and Maryland, in addition to having license applications in other U.S. states. Additionally, the Company and 4Front executed an unsecured demand promissory note allowing 4Front to borrow up to $8,000,000 during the pendency of the transaction. See 4Front Transaction section below for more information.

  In November 2018, the Company closed a $32,000,000 secured debt financing with Gotham Green Partners LLC ("GGP"). The use of proceeds was the repayment of all other existing indebtedness of the Company totaling approximately $9,400,000, general corporate purposes, and working capital.
  See Gotham Green Partners Financing section below for more information.

  In October 2018, the Company appointed David Croom as its new Chief Financial Officer.

  In October 2018, the Company fully repaid the outstanding balance of $2,144,480 on the mortgage attached to the Tumwater Facility (as defined below).

  In October 2018, the Company received eligibility with The Depository Trust Company ("DTC") for its common shares, and subsequently received qualification for its common shares to begin trading on the OTCQX Market under its previous OTC symbol of "CNXXF."

  In October 2018, the Company completed a $750,000 seed investment into Soma Group Inc., a New Zealand-based cannabis-focused startup company, in exchange for a 10% equity stake.

  In April 2018, the Company entered into an interim letter agreement (the "Letter Agreement") to acquire Ametrine Wellness (d/b/a Jetty Extracts and referred to as "Jetty"), as well as provide up to $5,000,000 in funding through a convertible note (the "Note") to Jetty to fund interim expansion efforts. The Company provided the first tranche, $2,500,000, of the Note to Jetty in April 2018. In August 2018, the Company advanced an additional $1,000,000 to Jetty further to the Note. Subsequently, in October 2018, the Company terminated its Letter Agreement to acquire Jetty and Jetty repaid all amounts advanced to it by the Company, with accrued interest, in the amount of $3,569,403.

4Front Transaction

In December 2018, the Company entered into a binding letter agreement (the "Interim Agreement") with 4Front Holdings LLC ("4Front"), pursuant to which 4Front has agreed to combine with Cannex in an all-stock transaction (the "Transaction"). Subject to the approval of the CSE, the combined company will continue to trade initially under Cannex’s existing name and the ticker symbol CNNX. Pursuant to the Interim Agreement, the owners of 4Front will receive 1.75 Cannex shares for each one equivalent 4Front share held on closing of the Transaction such that the owners of 4Front shall own ~63.6% of the resulting entity, and Cannex’s shareholders shall own the remaining ~36.4% . The Interim Agreement will be superseded by a definitive agreement (the "Definitive Agreement") governing the Transaction.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Six Months Ended October 31, 2018

The following information is based upon information shared by 4Front as part of the diligence process for the Transaction, and the Company’s independent diligence efforts.

Description of 4Front Assets and Near-Term Opportunities

The following table is a tally of existing and potential facilities/retail locations 4Front is entitled to open based on its current cannabis licenses, whether operating or not, which 4Front currently owns, controls, exclusively manages, and/or provides services/licenses intellectual property (all such arrangements collectively referred to as "owned/comprehensively serviced") to:

State/Jurisdiction	Existing/Potential
	Retail	Cultivation/Processing
Illinois	1	1
Massachusetts	6	2
Maryland	4	0
Pennsylvania	3	0
Republic of Colombia	0	1

The combined company will therefore immediately own, operate, or manage five existing cultivation and/or production facilities in Washington, Illinois, and Massachusetts and at least five revenue-producing retail operations in Illinois, Massachusetts, Maryland, and Pennsylvania. 4Front’s Worcester, Massachusetts facility is not yet operational, but management anticipates that it will be before the end of calendar 2019.

4Front also has existing licenses or licensing agreements in place which Management believes will enable it to open and operate several more dispensaries in Massachusetts, Maryland, and Pennsylvania under the Mission brand. Management estimates that the total number of owned/comprehensively serviced cannabis operations will be 19 by year-end 2019 within just the jurisdictions in which the combined company’s operations currently exist.

Both the Company and 4Front continue to pursue merger, acquisition, and other strategic opportunities during the pendency of the Transaction. The combined company’s near-term M&A opportunities include ongoing negotiations in California, Michigan, Nevada, and Arizona, as well as pending license applications in Ohio, Arkansas, and California. The Interim Agreement contemplates continued M&A activity by both parties prior to the closing of the Transaction. In order to make sure the parties’ incentives are aligned, the Interim Agreement provides that cash expenditures of over $1,000,000 in whole or aggregate by one party must be approved by the other.

Additionally, the Company’s operational personal are already engaged in planning and designing expansions of 4Front’s current cannabis growing and processing assets in Massachusetts and Illinois.

Closing will remain subject to Cannex shareholder approval, court approval(s), the CSE, as well as any other approvals for that are customary for a transaction of this nature. There can be no assurances that the Transaction will be completed as proposed or at all. Further information will also be available by way of an information circular to be prepared by Cannex and mailed to shareholders. All other relevant and publicly disclosable materials will be filed by Cannex on www.sedar.com.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Six Months Ended October 31, 2018

Management Transaction Rationale

Management supports the Transaction for several primary reasons:

1.

4Front Transaction is an Efficient Use of Capital. Management views Cannex stock as trading at a discount to peers due to Cannex currently having operations in only one state. Management believes that the market may be unrealistically valuing peer companies based on number of operations versus the quality of the underlying operations. Management therefore views Cannex stock as undervalued relative to peers. Additionally, Management’s experience in reviewing potential acquisition targets is that valuation asks of potential acquisitions in California, Nevada, etc., are often unrealistic and cannot be justified based on reasonable financial metrics. Management viewed these factors as likely hampering Cannex’s near/medium-term expansion plans.

Accordingly, management considered it likely that Cannex would be forced into a Catch-22 situation: in order for Cannex’s stock performance to match peers, Cannex must begin to operate in other states, but in order to operate in other states Cannex would be forced into a transaction where it overpays with minimal margin of safety, leading to dilution and/or inefficient use of capital.

Management believes the 4Front Transaction is advantageous because, given current market conditions, assembling a set of cannabis assets like those brought by 4Front would, in cash and/or dilution, cost Cannex shareholders more than the implied transaction price of 4Front.

2.

Strong Strategic Synergies Exist between the Company and 4Front. Management considers one of 4Front’s main competencies to be the organic winning of cannabis licenses in jurisdictions where licensing is competitive, and the development and operation of retail cannabis operations. Management considers the Company’s main competencies to be the growing, processing, and branding of cannabis consumer products. Accordingly, the operations of the two companies are complementary.

4Front has existing growing/production assets in Massachusetts and Illinois. Management’s assessment is that they are quality assets which Management could quickly and efficiently deploy the Company’s expertise and know-how into.

3.

4Front Brings a Pipeline of Discounted Cannabis Assets and Opportunities. 4Front’s genesis was as an advisory firm specializing in helping clients obtain cannabis licenses in competitive jurisdictions and, in exchange, taking a small portion of future gross revenue from the business once it started operating. 4Front maintains the competency in winning licenses but has significantly wound down the licensing consulting portion of its business, having shifted to a strategy of direct cannabis asset operation. Some of 4Front’s legacy consulting clients are currently operating cannabis businesses that have significant contractual payables to 4Front which are outstanding. Management anticipates that at least some such legacy situations will become distressed, and lead to potential opportunities for the combined entity to acquire valuable cannabis licenses in attractive jurisdictions at low valuations. Management views the resulting company’s ability to spend limited capital on license acquisition, and instead focus on license development, to be a significant creator of shareholder value.

Additional Transaction Terms

Upon closing of the Transaction, the board of directors of the combined company is expected to comprise five directors, with one executive director each from Cannex and 4Front and three mutually agreed upon independent directors.

The Transaction will close according to the terms of the Definitive Agreement and is expected to be carried out by way of a plan of arrangement under the British Columbia Business Corporations Act. It will require a special meeting of Cannex shareholders whereby at least 66.66% of the votes cast will need to be in support of the Transaction.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Six Months Ended October 31, 2018

Cannex and 4Front have agreed to a termination fee applicable under certain circumstances. As of December 14, 2018, the Company and 4Front together acknowledged the satisfactory conclusion of the diligence period provided for in the Interim Agreement. The termination fee is now $10 million.

Closing will remain subject to Cannex shareholder approval, court approval(s), the CSE, as well as any other approvals for that are customary for a transaction of this nature. There can be no assurances that the Transaction will be completed as proposed or at all. Further information will also be available by way of an information circular to be prepared by Cannex and mailed to shareholders. All other relevant and publicly disclosable materials will be filed by Cannex on www.sedar.com.

4Front Demand Note

In December 2018, Cannex issued 4Front a demand unsecured promissory note which allows 4Front to draw-down up to US$8,000,000 (the "Note"). The Note will provide 4Front additional capital to execute on growth initiatives and potential acquisitions while Cannex and 4Front move towards their previously announced business combination, described in the section above. No funds have been advanced by Cannex to 4Front at this time.

The Note bears interest at the published prime rate ("Prime") (5.5% as of December 20, 2018). If the Transaction fails to close by April 30, 2019, or some other date as mutually agreed, the interest rate increases to Prime plus 5%, and the Note must be repaid within ninety (90) days.

Gotham Green Partners Financing

In November 2018, the Company issued to GGP $32,000,000 in senior secured convertible notes with a maturity date of November 21, 2021 (the "Notes"). The Notes have a coupon of LIBOR +11% in year 1, LIBOR +10% in year 2 and LIBOR +9.5% in year 3, with agreed voluntary prepayment rights after the first anniversary of the closing date. The Notes are exchangeable into shares of the Company at a 25% premium to $0.66 (the "Reservation Price"), or $0.83. The Notes include warrants to purchase $7,000,000 in shares at 150% of the Reservation Price ($1.00), $6,000,000 in shares at 200% of the Reservation Price ($1.33), and $4,000,000 in shares at 300% of the Reservation Price ($1.99), all such prices secured with the Canadian Securities Exchange. Half of the interest payable under the Notes is paid monthly in cash, and half is paid in kind.

Net proceeds of the GGP financing were $30,716,000. The use of proceeds is: (1) repayment of approximately $9,400,000 in convertible promissory notes owed as a part of the contribution and redemption agreement pursuant to which the Company became the ultimate owner of BrightLeaf Development LLC, (2) working capital, and (3) general corporate purposes.

The Notes and Warrants are subject to a four-month plus one day statutory hold period from date of issuance in Canada, along with applicable US securities law restrictions.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Six Months Ended October 31, 2018

Operations

BrightLeaf

BrightLeaf’s business is composed of two primary segments: (1) leasing of turn-key facilities for the growing and/or processing of cannabis; and (2) provision of packaging, branding, non-cannabis input materials, associated consulting services, etc. to licensed cannabis entities in Washington State.

Leasing

BrightLeaf leases two facilities in Washington State: (1) the Tumwater Facility and (2) the Elma Grow.

The Tumwater Facility is made up of two buildings, with total interior area of approximately 116,500 square feet. 9631 Lathrop Industrial Drive is purely devoted to indoor cannabis cultivation (the "Tumwater Grow"), and 9603 Lathrop Industrial Drive is devoted to processing and distribution of cannabis (i.e., weighing, packaging, extracting, creation of edibles, and otherwise creating end products which are sold to licensed cannabis retailers by NWCS, as defined below) ("Tumwater Processing"). The Tumwater Facility is currently leased to and operated by Superior Gardens, LLC (d/b/a Northwest Cannabis Solutions) ("NWCS"), a leading Washington-State licensed cannabis producer/processor.

The Elma Grow is an approximately 60,000 square foot warehouse located at 37 Enterprise Lane, Elma, WA, which is from the Port of Grays Harbor under a lease which allows extension for up to 50 years from October 1, 2016. After entering into this lease, BrightLeaf improved the existing warehouse into the Elma Grow, which is a facility devoted only to indoor cannabis cultivation, like the Tumwater Grow. Management believes that the Elma Grow is superior to the Tumwater Grow, because it implements multiple design/functionality improvements which management believes will increase operator yields and improve operator costs. The Elma Grow is leased to and operated by 7Point Holdings LLC ("7Point"), a Washington State-licensed cannabis producer and processor.

For the six months ended October 31, 2018, revenue from leasing was $4,588,416.

Packaging, Branding, Consulting Services, Etc.

BrightLeaf also earns revenue by, among other things: (1) providing cannabis growing-related consulting to both NWCS and 7Point; (2) selling NWCS cannabis packaging material, which contain protected intellectual property that BrightLeaf owns; (3) providing purchase agent services which assist 7Point and NWCS in favorably sourcing non-cannabis production inputs such as lights, ballasts, plastics, etc.; and (4) selling and/or leasing cannabis processing and other equipment to NWCS and 7Point.

BrightLeaf also actively develops intellectual property related to cannabis, such as new formulations, recipes, and brands. Management views developing intellectual property a prudent investment for the future, given what management believes to be a growing trend towards cannabis liberalization. Management plans to deploy BrightLeaf-created intellectual property through any cannabis businesses created or acquired by Cannex in other jurisdictions, and to potentially pursue licensing opportunities.

Accordingly, given the long-term nature of BrightLeaf’s intellectual property, which increases expenses in the near-term in order to invest in long-term growth, management does not judge BrightLeaf performance by any specific financial metrics and instead focuses on creation of valuable intellectual property which will be accretive in the long term while remaining a profit center.

Going forward, management anticipates that BrightLeaf will be the main US-based operating subsidiary of Cannex and therefore expects BrightLeaf to bear more "corporate" expenses related to administration, legal, integration of acquisitions, regulatory, licensing applications, etc. Additionally, BrightLeaf’s current intellectual property creations team is expected to become the nucleus for any such efforts throughout Cannex’s future US-based operations to achieve cost synergies in branding, packaging design, and advertising.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Six Months Ended October 31, 2018

NWCS and 7Point are both owned by persons who are related parties to the Company, as described in more detail below.

For the six months ended October 31, 2018, revenue from packaging, branding, consulting, etc. activities was $1,863,521.

Financial

Profit and loss amounts presented below are for the current period, being the six months ended October 31, 2018, compared to the six months ended September 30, 2017 which included five months of operations.

Selected Quarterly Information

The Company was formed by an Amalgamation in March 2018. Accordingly, it does not have a complete history of preparing quarterly financial statements. Initially, the predecessor operations of Cannex Group and BrightLeaf had a September 30 year end. The Company changed its year end to April 30 in conjunction with the Amalgamation to facilitate the preparation of filings. Accordingly, fiscal quarters prior to the Amalgamation do not align with the post-Amalgamation fiscal periods. Furthermore, the Company’s operations did not begin until May 2017, so the first quarter with operations was for the period ended June 30, 2017.

	Revenue	Income (loss)	Basic and
		for the period	diluted income
			(loss)
			per share
Quarter Ended	$	$	$/share

June 30, 2017	1,528,341	(403,027)	(0.05)
September 30, 2017	1,810,673	(815,188)	(0.05)
July 31, 2018	3,400,435	2,428,507	0.01
October 31, 2018	3,051,502	696,746	0.00

Significant variations in the results of operations for each quarter relate to:

Results of Operations

Overall, the Company recorded income of $3,125,254 for the six-month period ended October 31, 2018 as compared to a loss of $1,218,215 for the period ended September 30, 2017 (indicated by "2017" in the disclosure below). Although the comparative fiscal period was six months, it only included five months of operations as the Company was substantially inactive prior to May 1, 2017. Adjusted EBITDA increased from $2,122,400 in the comparative period to $2,994,988 in the six months ended October 31, 2018 (see Adjusted EBITDA below for how these amounts were determined).

Product Sales

Product sales primarily represent sales of finished goods packaging, such as printed boxes, plastic film, backing cards, branded unfilled extract cartridges, branded unfilled battery/cartridge combination units, etc. (collectively referred to as "Packaging"). Packaging sales decreased in the period. Management believes the decrease was due to two factors: (i) Packaging purchasing ramp up by NWCS in the previous period to coincide with high anticipated demand in September/October, and (ii) cannabis demand seasonality.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Six Months Ended October 31, 2018

Rental Income

Rental income is earned leasing the Company’s facilities to NWCS and 7Point. Rental income was unchanged from previous period. Rent payments for the Elma Grow commenced in December 2017. The rent paid by NWCS for its two facilities escalated to a higher rate starting in January 2018, and 7Point’s rent paid escalated to a higher rate for the facility which it subleases starting in November 2018, under the terms of each company’s respective lease agreement with the Company.

Operating Expenses:

Comments on operating expenses follow:

  Accretion represents the difference between the stated interest rate on the convertible promissory notes and implicit fair value of incurring this debt if there were no conversion feature. It does not represent a cash disbursement to the Company.

  Consulting fees were paid for cannabis growing advisory and similar services.

  Depreciation primarily relates to the Company’s rental properties. Depreciation expense increased after the Elma Grow property was placed into service in September 2017.

  General expenses include office, telephone and similar expenses incidental to the conduct of business. The current period increase is largely a result of corporate activity undertaken by the head office in Vancouver, BC, Canada.

  Foreign exchange gain / loss increased due to more activity at the Company’s head office in Canada where it incurs expenses and holds funds in Canadian dollars. The Company is accordingly exposed to changes in the exchange rate between the US dollar and the Canadian dollar.

  Interest expense relates to the cost of financing the Company through debt. Up until the Amalgamation, the Company was primarily funded by advances from related parties, the majority of which attracted an interest rate of 8% per year. Concurrent with the Amalgamation, the Company repaid $22,532,608 of these loans and borrowed $9,033,022 through convertible promissory notes with a nominal interest rate of 12%.

  Professional fees represent legal, accounting and audit fees. Professional fees increased primarily because the Company obtained a quotation on the OTCQX in October 2018.

  Rent relates to leasing the Elma Grow facility which was placed into service in September 2017. Rent costs were capitalized in the comparative period while the facility was being fitted out.

  Property taxes relate to property taxes for Tumwater and Elma Grow facilities.

  Share-based compensation comprises the fair value of compensatory stock options awarded in December 2017 and October 2018 to directors, employees and consultants. The fair value of stock options was determined using the Black-Scholes option pricing model and is recognized in the financial statements over the vesting periods.

  Shareholder and regulatory expenses include transfer agent and stock exchange fees incurred now that the Company is publicly listed.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Six Months Ended October 31, 2018

  Travel represents costs incurred in connection with the Amalgamation, investigation of new business opportunities and business operations. In the comparative period, the Company did not undertake travel.

  Wages and salaries are paid to managers and operating staff.

  Change in the fair value of derivative liabilities results from convertible promissory notes. This amount represents the change in the fair value of the conversion feature and is determined using the Black- Scholes option-pricing model.

  Income taxes of the US operations are payable only for the period since the Amalgamation. Prior to that, income was taxed in the hands of BrightLeaf’s partners. Income taxes are higher than the nominal rate since the Company is unable to offset Canadian operating losses against its United States operating income. The deferred income tax provision reflects a deferred tax liability arising from BrightLeaf taking accelerated depreciation for tax purposes prior to the Amalgamation that reduced the tax base available for future tax deductions. This provision is not directly result in cash flow and will reverse over time as the assets are depreciated.

Changes in Financial Position

Changes in financial position since the Company’s April 30, 2018 year end primarily relate to the GGP financing, collection of the Jetty Note receivable, repayment of liabilities due to certain related parties, and repayment of the mortgage secured by the Tumwater Facility.

Liquidity and Capital Resources

At October 31, 2018, the Company had working capital of $9,654,667, including cash of $10,043,670, as compared to working capital of $4,273,674 at April 30, 2018. Other factors affecting near-term liquidity are:

  In November 2018, the Company entered into a $32,000,000 financing with GGP and repaid the balance of convertible promissory notes ($9,418,118 at October 31, 2018).

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with IFRS, Cannex uses "adjusted EBITDA" which is a non-GAAP financial measure. Cannex believes that adjusted EBITDA helps identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Cannex includes in Income (loss) for the period. Cannex further believes that adjusted EBITDA provides useful information about core operating results and cash flow generating potential, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by management in its financial and operational decision-making. Adjusted EBITDA should not be considered in isolation or construed as an alternative to income (loss) for the period or any other measure of performance or as an indicator of Cannex’s operating performance. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. Adjusted EBITDA represents loss for the period, excluding interest expense, interest income, and income taxes and certain non-cash expenses, consisting of accretion, share-based compensation, depreciation and change in fair value of derivative liabilities that Cannex do not believe are reflective of the core operating performance during the periods presented.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Six Months Ended October 31, 2018

Adjusted EBITDA

A reconciliation of income (loss) to adjusted EBITDA follows:

Six months ended	October 31, 2018	September 30, 2017
	$	$

Income (loss) for the period	3,125,253	(1,218,215)
Accretion	620,000	-
Interest expense	646,387	792,805
Interest income	(174,885)	-
Income taxes	405,000	1,919,930
Share-based compensation	969,787	-
Depreciation	1,000,560	627,880
Change in fair value of derivative liabilities	(3,772,000)	-
Adjusted EBITDA	2,820,102	2,122,400

Three months ended	October 31, 2018	September 30, 2017
	$	$

Income (loss) for the period	696,746	(815,188)
Accretion	350,000	-
Interest expense	322,677	459,552
Interest income	(117,509)	-
Income taxes	163,000	1,151,930
Share-based compensation	479,997	-
Depreciation	500,359	342,480
Change in fair value of derivative liabilities	(1,356,000)	-
Adjusted EBITDA	1,039,270	1,139,214

Management considers Adjusted EBITDA to be an important financial measure of the business’ performance. The convertible debt incurred by Cannex as a result of its initial purchase of BrightLeaf, which has been fully repaid as of December 2018 but is still reflected in financial information through the period ending October 31, 2018, was denominated in U.S. dollars, but convertible to shares at C$1.00. Due to IFRS accounting rules, this led to charges to net income which were connected to both the exchange rate fluctuation between the two currencies and the current performance of Cannex’s stock (labelled above as "Accretion" and "Change in fair value of derivative liabilities"), but, notably, not any changes in the underlying operations/business of the Company. Accordingly, management’s view is that Adjusted EBITDA, which backs out these charges, is a useful metric in analyzing the underlying financial performance of the business. A fuller explanation of the Company’s accounting for accretion and changes in fair value of derivative liabilities is contained in Note 13 of the Company’s contemporaneous comprehensive financial statements.

Related Party Transactions

The Company does not have employment contracts with its senior management. In the six months ended October 31, 2018, the Company paid management fees to companies controlled by insiders as follows: $46,014 (2017 - $nil) to Delu Corp. a company controlled by the Company’s CEO; $46,014 (2017 - $nil) to Equity One Capital Corporation, a company controlled by the Company’s former CFO; and $200,000 (2017 - $nil) to Maha Consulting LLC, a company controlled by the Company’s COO.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Six Months Ended October 31, 2018

The Company pays director fees of C$1,500 per month (C$4,000 to the board chairman) and an additional fee of C$2,000 per month to the chairs of the audit and risk and remuneration and nomination committees. NWCS and 7Point have multiple contractual relationships with subsidiaries of the Company and are related to the Company as follows: Vlad Orlovskii, the sole owner of NWCS, holds 2,037,658 common shares and 12,015,565 Class A shares in the Company. Gerald Derevyanny, the sole owner of 7Point, holds 515,000 common shares in the Company, is a member of the board of directors of the Company, and is an employee of BrightLeaf.

On March 1, 2017, NWCS and the Company entered into a commercial gross lease for a 70-month term with two five-year renewal options of the 116,608 square foot Tumwater Facility at a rate of $4.00 per spare foot set to increase January 1 of each year during the initial term by $0.50 per square foot. On June 1, 2017, 7Point and the Company entered into a commercial sublease for a six-year term with one five-year renewal option for the 60,000 square foot Elma Grow at a rate of $4.00 per square foot set to begin December 1, 2017 and increase November 1 of each year during the initial term by $0.25 per square foot.

On January 1, 2018, the Company entered into a service agreement with NWCS engaging Ag Grow Imports LLC ("Ag Grow"), a wholly-owned subsidiary of BrightLeaf, to provide consulting and personnel services for growing and processing for $30,000 per month and to act as exclusive purchasing agent for equipment, machinery, and other supplies for $20,000 per month for a three-year term with automatic renewal for additional three-year terms.

On January 1, 2018, the Company entered into a service agreement with 7Point engaging Ag Grow to provide consulting and personnel services for growing and processing for $10,000 per month and to act as exclusive purchasing agent for equipment, machinery, and other supplies for $5,000 per month for a three-year term with automatic renewal for additional three-year terms.

On January 1, 2018, NWCS and the Company entered into a packaging supply agreement under commercially reasonable pricing terms by which NWCS submits packaging orders for Company-designed packaging sold by NWCS under an exclusive license to use Company brands and recipes in the state of Washington. The packaging supply agreement has an initial term of three years with automatic renewal for additional three-year periods.

During the six months ended October 31, 2018, the Company generated product sales of $1,863,521 (September 30, 2017 - $773,638) and rental income of $4,588,416 (September 30, 2017 - $2,565,376) from NWCS. During the six months ended October 31, 2018, the Company generated product sales of $nil (September 30, 2017 - $nil) and rental income of $720,000 (September 30, 2017 - $nil) from 7Point.

In the period ended October 31, 2018, the Company paid or accrued interest of $497,832 (September 30, 2017- $282,936) to Arkadi Gontmakher, Leonid Gontmakher, Roman Tkachenko, Vlad Orlovskii, and Oleg Orlovskii.

At October 31, 2018, the Company owed $6,235,198 (April 30, 2018 - $9,283,194) to related parties on account of convertible promissory notes and derivative liabilities. Subsequently, in December 2018, such promissory notes were fully repaid using the proceeds of the GGP Financing described above.

As at October 31, 2018, $nil (April 30, 2018 - $63,343) is owing to related parties on account of compensation and expenses incurred.

As at October 31, 2018, $1,840,028 (April 30, 2018 - $365,887) of total trade receivables were due from NWCS and 7Point.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Six Months Ended October 31, 2018

As at October 31, 2018, the balance of finance leases due from NWCS was $467,971 (April 30, 2018 - $527,592).

In December 2018, the Company entered into a non-arm’s length consulting agreement with Inverness Advisors LLC, an affiliate of KEMA Partners LLC, a FINRA member and SEC-registered broker dealer, ("Inverness Agreement") to provide merger and acquisition advisory work connected with the 4Front transaction described above and other projects. Inverness is partially owned by Thomas Peters, a board member of the Company. The Inverness Agreement was approved by non-interested members of the Company’s board, provides for compensation in the amount of $450,000 in December 2018, and a monthly retainer payment of $150,000 thereafter, and is cancellable by either party on five days’ notice.

Financial Instruments

The Company’s activities expose it to a variety of financial risks, including foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk.

Foreign Exchange Risk

The Company is exposed to exchange rate fluctuations between United States and Canadian dollars. Most importantly, the Company’s share price is denominated in Canadian dollars. If the Canadian dollar declines against the United States dollar, the United States dollar amounts available to fund expansion through the exercise of stock options and the C$1.50 warrants issued as part of the Company’s March 2018 subscription receipt offering will be less than originally contemplated.

The interest payable on the Company’s debt is denominated in U.S. dollars. While the Company maintains a head office in Canada where it incurs expenses primarily denominated in Canadian dollars, such expenses are a small portion of overall expenses incurred by the Company.

The convertible debt and warrants issued by the Company as part of the GGP financing are denominated in U.S. dollars. The Company does not have a practice of trading derivatives and does not engage in "natural hedging."

Interest Rate Risk

The Company’s borrowings are tied to LIBOR, with a LIBOR floor value of 2.5% and a ceiling of 5%. So, the Company is exposed to a certain degree of interest rate fluctuation, but such exposure is limited by the contractual LIBOR ceiling. The Company’s borrowings are material in relation to its assets and so the Company is exposed to interest rate fluctuations when and if the debt instruments are renewed.

Credit Risk

Cannex manages credit risk by trading with recognized creditworthy parties. In addition, it monitors receivable balances with the result that the Company’s exposure to impaired receivables is generally not significant.

Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash balances. If necessary, it may raise funds through the issuance of debt, equity, or monetization of non-core assets. To ensure that there is sufficient capital to meet obligations, the Company continuously monitors and reviews actual and forecasted cash flows and matches the maturity profile of financial assets to development, capital and operating needs.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Six Months Ended October 31, 2018

Future accounting policy changes

The following new standards, and amendments to standards and interpretations, are not yet effective for the current period and have not been applied in preparing these financial statements. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below

  IFRS 9: New standard that replaced IAS 39 for classification and measurement, effective for annual periods beginning on or after January 1, 2018. Earlier application of IFRS 9 continues to be permitted. Adoption of this standard will not have a material effect on the consolidated financial statements.

  IFRS 15: In May 2014, the International Accounting Standards Board issued IFRS 15 - Revenue from Contracts with Customers, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts and requires enhanced disclosures. This standard is effective January 1, 2017 and allows early adoption. On July 22, 2015, the IASB unanimously affirmed its proposal to defer the effective date of IFRS 15 to periods beginning after January 1, 2018 and so IFRS is now effective but adoption of IFRS 15 has not had a material impact on the Company’s financial statements.

  IFRS 16: IFRS 16 - Leases specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring that lessees recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has an insignificant value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and will be applicable to the Company’s fiscal period beginning May 1, 2019, although early adoption is permitted. The Company does not intend to early adopt this standard and is currently evaluating the impact of adopting this standard on the consolidated financial statements. The Company expects that it will recognize additional assets and liabilities as a result of the leasing arrangements currently entered or to be entered by its subsidiaries. The full extent of the impact of adoption of the standard has not yet been determined and management will continue to assess the impact as fiscal approaches.

Critical accounting estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are the same as those applied to the Company’s April 30, 2018 audited financial statements.

The Company makes critical judgments in the determination of property, plant and equipment, inventory, share-based compensation, fair value of financial instruments and impairment.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Six Months Ended October 31, 2018

Share Capital

The Company has two classes of shares, common shares and Class A restricted voting shares ("Class A shares"). The Class A shares are entitled to attend shareholder meetings and receive dividends but cannot vote for the election or removal of the Company’s directors. Class A shares make up roughly 60% of the total issued and outstanding shares of the Company.

Each Class A shares may be converted into one common share by board action, subject to certain potential restrictions mainly involving Cannex preserving its "foreign private issuer" status under U.S. securities law. The 96,521,734 Class A shares were issued as part of the Amalgamation.

The following summarizes outstanding share capital and potential dilutive factors at the date of this MD&A:

Shares - At October 31, 2018 and the date of this report, there are 87,192,203 common shares and 96,521,734 Class A shares issued and outstanding.

Stock Options - At October 31, 2018 and the date of this report, there are stock options to purchase up to 13,225,000 common shares outstanding.

Warrants - At October 31, 2018 and the date of this report there are share purchase warrants outstanding to purchase up to 39,283,993 common and/or Class A shares in the following amounts:

7,000,000 warrants at $1.00

4,511,278 warrants at $1.33

25,762,215 warrants at C$1.50

2,010,050 warrants at $1.99

Convertible debt – The GGP financing is the only convertible debt currently issued by the Company. Such debt, if converted as of the date of the MD&A, would have resulted in the issuance of approximately 38,554,217 shares.

Common Shares

The Company did not issue any shares in the period ended October 31, 2018.

Warrants

The Company did not issue any share purchase warrants in the period ended October 31, 2018. Subsequent to the period, in November 2018, the Company issued 13,521,328 warrants as part of the GGP Financing in the following amounts:

  7,000,000 warrants at $1.00

  4,511,278 warrants at $1.33

  2,010,050 warrants at $1.99

Stock Options

In October 2018, the Company granted 1,975,000 options to directors, employees and consultants of the Company. The options are exercisable at C$1.00 per share until October 2023.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Six Months Ended October 31, 2018

Forward-Looking Statements

This MD&A may contain "forward-looking statements" which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect", "budget", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates.

The Company’s management periodically reviews information reflected in forward-looking statements. The Company has and continues to disclose in its MD&A and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the above discussions and analysis may not necessarily indicate future results from operations.

Risks and Uncertainties

The most significant trends and uncertainties which management expects could impact its business and financial condition are (i) the changing legal and regulatory regime which regulates the production and sale of cannabis and cannabis related products; (ii) the ability of companies who may receive funds from the sale of cannabis and cannabis related products to adequately track and legally transfer such funds; (iii) the ability of companies to raise adequate capital; (iv) market risks of continued competition in its primary market of Washington, leading to further price/margin compression and potentially hampering the ability of the operating cannabis companies which the Company contracts with performing on their obligations.

Legal and Regulatory Trends

The Company’s flagship investments are in Washington State and currently management expects the legal and regulatory regimes in the United States (on a federal level), Washington State, and Canada to be the most relevant to its business.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Six Months Ended October 31, 2018

United States

In the United States, 33 states and Washington D.C. have legalized medical marijuana, while ten states and Washington, D.C. have also legalized recreational marijuana. Although cannabis currently remains a Schedule I drug under federal law, the U.S. Department of Justice issued a memorandum, known as the "Cole Memorandum", on August 29, 2013 to the U.S. Attorneys’ offices (federal prosecutors) directing that individuals and businesses that rigorously comply with state regulatory provisions in states that have strictly-regulated legalized medical or recreational cannabis programs should not be a prosecutorial priority for violations of federal law. This federal policy was reinforced by passage of a 2015 federal budget bill amendment (passed in 2014) known as the Rohrabacher-Farr Amendment that prohibits the use of federal funds to interfere in the implementation of state medical marijuana laws. This bill targets Department of Justice funding, which encompasses the Drug Enforcement Agency and Offices of the United States Attorneys. This bill shows the development of bi-partisan support in the U.S. Congress for legalizing the use of cannabis. It is anticipated that the federal government will eventually repeal the federal prohibition on cannabis and/or allow the states to decide for themselves whether to permit regulated cannabis cultivation and sale, just as states are largely free today to decide policies governing the distribution of alcohol or tobacco. On January 4, 2018, the U.S. Department of Justice rescinded the Cole Memorandum. Given that the Cole Memorandum was never legally binding, the U.S. Department of Justice continues to have discretion to enforce federal drug laws.

Under U.S. federal law it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from marijuana sales or the sale of any other Schedule I substance. Canadian banks are also hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. Despite these laws, the U.S. Treasury Department issued a memorandum in February 2014 outlining the pathways for financial institutions to bank marijuana businesses in compliance with federal law. Under these guidelines, financial institutions must submit a "suspicious activity report" (SAR) as required by federal anti-money laundering laws. These marijuana related SARs are divided into three categories: marijuana limited, marijuana priority, and marijuana terminated, based on the financial institution’s belief that the marijuana business follows state law, is operating out of compliance with state law, or where the banking relationship has been terminated. In the U.S., a bill has been tabled in Congress to grant banks and other financial institutions immunity from federal criminal prosecution for servicing marijuana-related businesses if the underlying marijuana business follows state law. This bill has not been passed and there can be no assurance with that it will be passed in its current form or at all. In both Canada and the United States, transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape.

Political and regulatory risks also exist due to the presidential administration of Donald Trump. The President’s positions on cannabis regulation have been difficult to discern. On November 7, 2018, Attorney General Jeff Sessions, a noted cannabis law reform skeptic, resigned. Acting Attorney General Mathew Whitaker’s views on cannabis are unknown. President Trump has appointed William Barr, who served as Attorney General in the presidential administration of George H.W. Bush from 1991 to 1993, but Mr. Barr has not yet been confirmed by the Senate and such confirmation is uncertain. Mr. Barr’s views on cannabis are unknown. It remains unclear what stance the U.S. Department of Justice under the new administration might take toward legalization efforts in U.S. states, but federal enforcement of the CSA and other applicable laws is possible.

Despite the legal, regulatory, and political obstacles the marijuana industry currently faces, the industry has continued to grow.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Six Months Ended October 31, 2018

Washington State

Current Cannex operations, through BrightLeaf, are only in Washington State, so Cannex is currently more exposed to Washington-specific risks. Management has observed, through third-party analyst reports, conversations with other industry participants, visits to Washington retail stores, and conversations with NWCS and 7Point employees, that prices for cannabis products have contracted sharply since roughly January 2018. Management does not have visibility into the exact cause of such compression, but does note that, to management’s knowledge, Washington State has by far the most granted recreational cannabis production/processing licenses of any state which has legalized cannabis in any form, and was recently noted by BDS Analytics (a cannabis-specific multi-state analytics company) as having the lowest wholesale price per pound of cannabis of any state which currently has a state-legalized market for cannabis, at under $800 wholesale.

This pricing compression adversely affects the profitability and cash-flow generating abilities of Cannex’s tenants NWCS and 7Point and has led to occasional delayed payment of portions of rent. If current trends worsen, NWCS and/or 7Point could potentially be unable to pay the full amount of current rent charged by the Company, current markups on non-cannabis inputs sold by Ag Grow, afford Ag Grow consulting services, etc. Management is monitoring the situation in Washington, and actively seeking to expand operations into other states to diversify Washington-specific risk. Management continues to consult with NWCS and 7Point to help them streamline operations, improve profitability, and be in an advantageous position should market trends reverse.

Canadian Securities

On February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 (Revised) Issuers with U.S. Marijuana-Related Activities ("Staff Notice 51-352") which provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis-related activities in the United States as permitted within a particular state’s regulatory framework. All issuers with United States cannabis-related activities are expected to clearly and prominently disclose certain prescribed information in prospectus filings and other required disclosure documents. As a result of the Company’s investments in certain United States entities, the Company is subject to Staff Notice 51-352.

Joyce Amendment

On May 17, 2018 the U.S. House of Representatives Appropriations Committee approved the inclusion of the Rohrabacher-Blumenauer Amendment (previously, the Rohrabacher Farr Amendment), which adds a provision to prohibit the U.S. Department of Justice from using funding to prevent states from implementing medical marijuana laws through the end of fiscal year 2019, known as the "Joyce Amendment".

2018 Farm Bill

In December 2018, President Trump signed the 2018 Farm Bill, which contained certain provisions legalizing the production, extraction, interstate commerce of, etc. industrial hemp. Industrial hemp is defined as hemp which contains less than .3% tetrahydrocannabinol ("THC"), the cannabinoid most commonly associated with intoxication which is contained within cannabis and hemp plants, on a dry weight basis.

This bill legalizes U.S. hemp for production and sale across state lines for research and commercial uses for all hemp that meets all the following criteria:

  the hemp contains less than 0.3% THC;

  the producer of the hemp is licensed by the state where it was grown; and

  the state where it was grown has a hemp program approved by the USDA.

CANNEX CAPITAL HOLDINGS INC.
(Formerly Arco Resources Corp.)
Management’s Discussion and Analysis
Six Months Ended October 31, 2018

Each state is allowed to submit a hemp regulatory program for USDA approval. The USDA will be working on reviewing submitted programs and constructing a hemp regulatory program for all states with no submitted program. No programs are currently approved by the USDA. Once a program is approved, producers may apply for licenses under the program and sell hemp legally for all purposes after the license is obtained.

Hemp is a genetically related plant to cannabis and has long been prohibited based at least in part on its similarity to cannabis, which tends to contain significantly higher amounts of THC than hemp. Hemp, unlike cannabis plants which tend to be richer in THC, is the most common source of cannabidiol ("CBD"). Research suggests that CBD is a non-psychoactive cannabinoid which may have several therapeutic effects. CBD is increasingly becoming popular as a wellness product, and its usage as an adjunct to THC is increasing as well.

Management believes hemp legalization is positive for a number of reasons: (1) CBD source material will likely become cheaper, leading to lower cost basis in certain CBD-infused products sold by NWCS; and (2) hemp legalization suggests liberalizing legislator and executive attitudes towards cannabis.